ZOO ENTERTAINMENT, INC.
3805 Edwards Road, Suite 400
Cincinnati, Ohio  45209

April 15, 2010

Mr. Mark P. Shuman
Branch Chief-Legal
Securities and Exchange Commission
Washington, D.C.  20549

RE:	Zoo Entertainment, Inc.
Registration Statement on Form S-1/A
Filed initially on December 22, 2009, as amended on February 2, 2010
File No.: 333-163937

Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No.: 333-124829

Dear Mr. Shuman:

We hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, as initially filed by Zoo Entertainment, Inc. (the “Company”) with the Commission on December 22, 2009, and as amended on February 2, 2010.  We are also delivering five clean and marked complete courtesy copies of the Amendment to you.

Set forth below are the Company’s responses to the Commission’s comments given by letter dated February 18, 2010 (the “Second Comment Letter”).  The Company’s responses are numbered to correspond to the comments, as set forth in the Second Comment Letter, which, for convenience, we have incorporated into this response letter.  References herein to page numbers refer to page numbers of the marked Amendment.

Form S-1, Filed February 2, 2010 and Form 10-K for the
Fiscal Year Ended December 31, 2008, Filed April 15, 2009.

General

COMMENT 1: We note that you have made several disclosure changes in your Form S-1 in response to our comments.  Tell us how you have considered updating your Form 10-K for the year ended December 31, 2008 and subsequent Form 10-Qs to make your disclosures consistent.

RESPONSE: We filed our Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) with the Commission on March 31, 2010, which reflects the disclosure changes we made in the Amendment in response to the Commission’s comments.  We intend to provide a restatement note in our Quarterly Report on Form 10-Q for the period ended September 30, 2010 (the “Form 10-Q”), comparing the restated financial statements to the previously filed September 30, 2009 financial statements. Additionally, we intend to provide an explanatory note in the Form 10-Q in connection with such restatement.

Securities and Exchange Commission
April 15, 2010

Amendment No. 1 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

COMMENT 2:  We have reviewed your revised disclosures in response to prior comment 3.  We repeat our prior comment to include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows for the year ended December 31, 2008.  You should also provide a separate discussion of your investing activities and financing activities.  We note that you provided these disclosures for the nine month period ended September 30, 2009, but not for the year ended December 31, 2008.

RESPONSE: We have expanded the subject disclosure in the Amendment in response to the Commission’s comment.  Please see page 27.

Executive Compensation, page 48

COMMENT 3:  We note your response to prior comment 9.  You have updated only your summary compensation table.  Please update the entirety of your executive compensation disclosure to provide information for your recently completed fiscal year ended December 31, 2009.

RESPONSE:  We have revised the executive compensation disclosure in the Amendment in response to the Commission’s comment.  Please see pages 50-55.

Security ownership of Certain Beneficial Owners and Management…, page 52

COMMENT 4:  The percentages of voting power that you disclose for your 5% security holders do not appear to be in proportion to the number of shares of common stock beneficially owned by such security holders.  Please advise, or revise your disclosure.  Ensure that the computations are performed in accordance with Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3.  With your response letter, provide us with the computations of the percentage amounts.

RESPONSE:  We have revised the subject disclosure in the Amendment in response to the Commission’s comment, and to reflect the conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into shares of common stock on March 10, 2010, at which point our common stock became our only outstanding class of equity securities.  Attached hereto as Annex A is a table setting forth the computations of the percentage amounts.

Selling  Stockholders, page 55

COMMENT 5: As requested in prior comment 12, briefly describe in this section why you believe you are not required to disclose this information.

RESPONSE:  We have revised the subject disclosure in the Amendment in response to the Commission’s comment.  Please see page 61.

Securities and Exchange Commission
April 15, 2010

Condensed Consolidated Financial Statement for the Year Ended December 31, 2008

Note 1.  Description of Organization and Reverse Merger, page F-7

COMMENT 6:  We note your response to prior comment 14 that all of your continuing operations are all North American based.  We further note your discussion on page 1 of your recent acquisitions and subsequent sales of certain of these acquisitions that had foreign operations.  Please expand your disclosure to clarify that currently your operations is North American based.

RESPONSE:  As of December 31, 2008 and December 31, 2009, we operated in one segment in the United States and had no foreign operations.  During portions of both 2008 and 2009 we had operations based in the United Kingdom; however, the financial results of the operations were immaterial as a percentage of each full year’s operations. Currently, we operate in one segment in the United States.  We have expanded the disclosure in response to the Commission’s comment.  Please see Note 1 on page F-8.

Note 3.  Basis of Presentation and Significant Accounting Policies

Fair Market Value of Financial Instruments, page F-12

COMMENT 7:  We have reviewed your revised disclosures in response to prior comment 16.  It is unclear to us how your disclosures comply with the disclosure requirements of ASC 820-10-50-2.  We repeat our prior comment to tell us how you considered the disclosures pursuant to ASC 820-10-50-2 related to your issuance of warrants under the Zoo Entertainment Notes on page F-21.

RESPONSE:  In accordance with “Fair Value Measurements and Disclosures”, Topic 820, the fair value of the warrants under the Zoo Entertainment Notes was determined based upon Level 3 inputs. The warrants issued with all the notes were valued at approximately $5.9 million by the Company. We used the income and market valuation approaches to derive the Company’s business enterprise value and then used the Black-Scholes option-pricing model, applying discounts for illiquidity and dilution, to calculate the value of the warrants. The total deferred debt discount of $5.9 million is amortized over the one year life of the notes.  The warrants under the Zoo Entertainment Notes are the only instruments valued using Level 3 inputs.  There was no activity related to those inputs. We have expanded the disclosure accordingly in response to the Commission’s comment.  See Significant Accounting Policy explanation on Note 3 on page F-14 and disclosures related to warrants on Note 11 on page F-22.

Note 4.  Business Acquisitions and Dispositions
Zoo Publishing, Inc. page F-14

COMMENT 8: We note in your response to prior comment 17, that you have determined Zoo Publishing, Inc. is a predecessor company to Zoo Entertainment.  As such, you should include the separate financial statement for Zoo Publishing, Inc. pursuant to Rule 8-02 and 8-03 of regulation S-X in your filing.

Securities and Exchange Commission
April 15, 2010

RESPONSE:  Zoo Publishing, Inc. was acquired in December 2007 and is considered a predecessor company to Zoo Entertainment. .  The predecessor financial statements for Zoo Publishing, Inc. for the years ended August 31, 2007 and 2006 (audited) and for the three months ended November 30, 2007 and 2006 (unaudited) were filed with the Current Report on Form 8-K filed with the Commission on September 18, 2008 in connection with the merger. The financial statements for Zoo Publishing are included as part of the consolidated 2009 and 2008 year end financial statements.

Condensed Consolidated Financial Statement for the Nine Months Ended September 30, 2009

Note 3.  Basis of Presentation and Significant Accounting Policies

Product Development Costs, page F-39

COMMENT 9:  Describe your consideration of EITF 07-1/ASC 808 – Collaborative Arrangements in your accounting for product development arrangements with third parties.  If within the scope of this standard, tell us how your presentation complies with ASC 808-10-45.  Please advise.

RESPONSE:  We have considered EITF 07-1/ASC 808 with regard to our product development arrangements with third parties and concluded that these arrangements do not constitute Collaborative Arrangements.  We are not an active participant in the development of the games, but instead purchase games once technological feasibility is established.  The developers are not exposed to significant risks; they are compensated at agreed upon rates (which are in-line with market rates), plus royalties.  We have revised the subject disclosure on page F-10 in response to the Commission’s comment.

Goodwill and Intangible Assets, page F-40

COMMENT 10: We repeat prior comment 19 to revise your disclosures to discuss each of the items outlined in ASC 350-30-50-3 for your intangible asset impairment loss.  For example, you should disclose how you determined the fair value of the content intangible asset.

RESPONSE:  For the financial statements for the three and nine months ended September 30, 2009, we estimated impairment of other intangible assets at $7.3 million.  After we performed a formal impairment analysis, utilizing an approach employing multiple valuation methodologies, including a market approach and an income approach, we concluded that there should be no impairment of other intangible assets.  Therefore, we have restated our financial statements for the three and nine months ended September 30, 2009 to reflect this reduction in impairment of other intangible assets of approximately $7.3 million. We have revised the subject disclosure in response to the Commission’s comment.  Please see Note 22 on page F-34.

Securities and Exchange Commission
April 15, 2010

Equity-Based Compensation, page F-42

COMMENT 11: We note your response to prior comment 15.  Expand your disclosures to explain how you determined the fair value of your common shares to determined the fair value of your equity-based compensation subsequent to September 2008, in consideration that your common shares have limited trading volume.  Refer to ASC 718-10-30-2 through 4.

RESPONSE:  We have revised the subject disclosure in response to the Commission’s comment. Please see page F-13.

Note 9.  Credit and Financing Arrangement, Atari Agreement and Other Customer Advances, page F-45

COMMENT 12:  We note your response to prior comment 22.  Tell us how you considered the guidance contained in ASC 605-50-25-7 through 9 and 605-50-55 Example 20.

RESPONSE:    The advance from Solutions2Go, Inc. (“S2G Inc.”) was procured to ensure their exclusivity as our Canadian distributor and is intended to be repaid as sales are made to them over the next twelve months, making this a current liability.  In consideration of ASC 605-50, this transaction is in essence financing, whereby S2G Inc. is loaning us $1,999,999 at 10% interest per annum. The warrants were issued to S2G Inc. for its risk associated with the loan to us and were valued separately at fair value.  The fair value of the warrants were recorded as interest expense as this is a financing arrangement and is not considered a reduction in revenue. We reclassified this advance to the financing section in the Statement of Cash Flow because this is interest bearing and has a fixed maturity date indicating those characteristics similar to a loan. Please see Note 22 on pages F-34 - F-35.

COMMENT 13:  We note that you have restated your statement of cash flows for the nine months ended September 30, 2009 in response to prior comment 21.  We further note that you have not provided any disclosure related to this restatement, other than to note the column as “restated”.  Tell us how you considered the disclosure requirements of ASC 250-10-50-7 in your Form S-1 as well as in your Form 10-Q’s filed during 2009.  In addition, tell us how you considered filing an Item 4.02 8-K for this restatement.  In your response, provide us with your SAB analysis.

RESPONSE: In as much as we restated the September 30, 2009 financial statements for the change in impairment of other intangibles, we also restated the Statement of Cash Flow for the classification of the $2 million loan into the financing activities section.  As a result, we concluded that an SAB analysis was not necessary.  We have expanded the subject disclosure in response to the Commission’s comment.   Please see Note 22 on pages F-34 - F-35.

Note 13.  Stockholder’s Equity (Deficiency) and Stock-Based Compensation Arrangements, page F-53

COMMENT 14:  We note your revised disclosures in response to your prior comment 24.  Please expand your disclosures to include a table about your outstanding warrants broken out by weighted average remaining contractual life similar to your table on page F-27.

Securities and Exchange Commission
April 15, 2010

RESPONSE: We have expanded the subject disclosure in response to the Commission’s comment. Please see page F-30.

Note 20.  Subsequent Events, page F-57

COMMENT 15: We note your revised disclosures to prior comment 25.  Your disclosures are unclear as to how you have determined the fair value of this transaction.  Please expand your disclosures to describe in greater detail how you accounted for this transaction.  Refer to ASC 470-50-40-3.

RESPONSE:  The total fair value of the Series B Convertible Preferred Stock was determined to be approximately $3.0 million, based on a $0.0025 value per share of common stock, the same value per share of common stock as the common stock underlying the Series A Convertible Preferred Stock, with identical rights and features.  Of the $8.9 million gain on extinguishment of debt, approximately $3.6 million is recorded as additional paid-in-capital because that debt holder was also a shareholder with greater than 10% of the outstanding common stock at the time of the debt conversion and deemed to be a related party.  The remaining $5.3 million balance was recorded as a gain on extinguishment of the debt. We have expanded the subject disclosure in response to the Commission’s comment.  Please see Note 11 on page F-23.

Part II – Information Note Required in Prospectus

COMMENT 16: We note your response to prior comment 26.  Contrary to your response, you do not appear to have made any changes on page 75 of the filing to address the August 31, 2009 issuance of 500,000 shares, for which you do not appear to have filed an electronic Form D.  Please advise.

RESPONSE:  We did not file a Form D with respect to the issuance of the 500,000 shares of common stock on August 31, 2009.  In issuing such shares, we relied upon the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, given that the shares were issued to one individual who was an employee and a sophisticated accredited investor.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 9A(T). Controls and Procedures, page 41

COMMENT 17: We note your revised disclosures in response to prior comments 28 and 29.  Please file an amended 10-K for these revisions.  In your amended 10-K, please move your discussion of material weakness in your internal control over financial reporting and your discussion of your plan of remediation to under the heading, Management’s annual report on internal control over financial reporting.

RESPONSE:  We have revised the subject disclosure in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Commission on March 31, 2010, in response to the Commission’s comment.

Securities and Exchange Commission
April 15, 2010

Please call our counsel at (212) 692-6784 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following address.

Ivan K. Blumenthal Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Sincerely,

/s/ Mark Seremet
Mark Seremet
Chief Executive Officer

cc:
Ivan K. Blumenthal Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
Fax: (212) 983-3115

Annex A

Rob Ellin: 268,565,826 shares beneficially owned / 2,778,409,829 shares outstanding = 9.7%

Patricia Peizer: 321,684,000 shares beneficially owned / 2,778,409,829 shares outstanding = 11.6%

Harris Toibb: 268,680,309 shares beneficially owned (consisting of 268,403,767 shares of common stock+ 276,541 immediately exercisable warrants) / (2,778,409,829 shares outstanding plus 276,541 immediately exercisable warrants) = 9.7%

Peter Brant: 227,723,631 shares beneficially owned (consisting of 227,654,127 shares of common stock + 32,258 options + 37,246 immediately exercisable warrants) / 2,778,479,333 (2,778,409,829 shares outstanding plus 32,258 options exercised + 37,246 immediately exercisable warrants) = 8.2%